

Camryn Rose
Deer Park · 19 Oct ·

Hi neighbors -- We're thrilled to share that our community bathhouse, Grotto, is officially underway, and we have launched our crowdfunding campaign! This is your chance to be part of bringing the vision to life right here in downtown Fairfax.

Over the past year, hundreds of locals have joined our mailing list, shared kind words, and cheered us on. Now we're raising the funds to make it real — check out our website to see how you can get involved!
www.grottofairfax.com/invest

Every contribution, big or small, brings us closer to opening our doors. Thank you for helping make Grotto a reality for the Fairfax community!

With gratitude,
Camryn & Elliot Rose
Founders, Grotto

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